Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated October 27, 2010

Relating to Preliminary Prospectus dated October 22, 2010

Registration No. 333-165752

SEACUBE CONTAINER LEASING LTD.

9,500,000 Common Shares

This free writing prospectus relates only to the securities described in, and should be read together with, the preliminary prospectus dated October 22, 2010 (the “Preliminary Prospectus”), included in Amendment No. 6 to the Registration Statement on Form S-1 (Registration No. 333-165752). The following information supplements and updates the information contained in the Preliminary Prospectus. To review a filed copy of Amendment No. 6 to the Registration Statement, click on the following link: http://www.sec.gov/Archives/edgar/data/1487999/000104746910008791/a2198418zs-1a.htm.

Initial public offering price:	$10.00 per share

Pricing date:	October 27, 2010

Closing date:	November 2, 2010

Common shares offered by SeaCube:	2,500,000 shares. This number is unchanged from the Preliminary Prospectus.

Common shares offered by the Initial Shareholder:	7,000,000 shares. This number represents an increase from the 5,000,000 shares indicated in the Preliminary Prospectus.

Option to purchase additional common shares:	From SeaCube: 950,000 shares. This number represents an increase from the 375,000 shares indicated in the Preliminary Prospectus.
From the Initial Shareholder: 475,000 shares. This number represents a decrease from the 750,000 shares indicated in the Preliminary Prospectus.

The underwriters may exercise the foregoing over-allotment option for a period of up to 30 days from the date hereof at the initial public offering price less the underwriting discount.

Common shares to be outstanding immediately after this offering:

19,067,812 shares or 20,017,812 shares if the underwriters fully exercise their option to purchase additional shares from us. This number is unchanged from the Preliminary Prospectus, except as it relates to the number of shares granted to Messrs. Goodwin, Hacker and Hamm, which previously had been estimated based on the midpoint of the price range set forth on the cover page of the Preliminary Prospectus.

The number of common shares to be issued and outstanding after the completion of this offering is based on 16,477,812 common shares issued and outstanding as of October 22, 2010 and includes 30,000 shares to be granted to each of Messrs. Goodwin, Hacker and Hamm after October 22, 2010 but prior to completion of this offering but excludes an additional 1,000,000 shares reserved for issuance under our equity incentive plan, all of which remain available for grant.

Net proceeds to SeaCube:

Approximately $18.6 million or $27.5 million if the underwriters’ over-allotment option is exercised in full, after deducting the underwriting discount and estimated offering expenses payable by us.

We intend to use the net proceeds to us from this offering for working capital, investment in new containers and other general corporate purposes, which may include the repayment or refinancing of a portion of outstanding indebtedness, as well as potential strategic investments and acquisitions. See “Use of Proceeds” in the Preliminary Prospectus.

Net proceeds to the Initial Shareholder

We will not receive any proceeds from the sale of our common shares by the Initial Shareholder, including any proceeds the Initial Shareholder may receive if the underwriters exercise their over-allotment option in full. The Initial Shareholder plans to use the net proceeds from the sale of shares in this offering to repay approximately $65.1 million of indebtedness under the Amended Seacastle Credit Facility owed to affiliates of some of the underwriters. Upon such payment, which will occur upon consummation of this offering, CLI's and SeaCube Operating Company Ltd.'s guaranty and the pledge of certain collateral by the Initial Shareholder and SeaCube Operating Company Ltd. (which pledges include the beneficial equity interests in CLI) to the lenders thereunder, will terminate.

Initial Shareholder ownership:

Following completion of this offering, our Initial Shareholder will own approximately 47.2% of our outstanding common shares or 42.6% if the underwriters exercise their over-allotment option in full. After this offering, the Initial Shareholder will own shares sufficient for the election of our directors and the majority vote over fundamental and significant corporate matters and transactions. See “Risk Factors—Risks Related to Our Organization and Structure” in the Preliminary Prospectus.

Capitalization

Cash and cash equivalents as of June 30, 2010 as adjusted for this offering will be $52.5 million, which gives effect to the net proceeds from this offering, plus approximately $1.3 million in offering expenses paid by us prior to June 30, 2010. Total capitalization as of June 30, 2010 as adjusted for this offering will be $910.4 million.

Dilution

Our net tangible book value as of June 30, 2010, was approximately $119.3 million, or approximately $7.24 per share, based on the 16,477,812 common shares issued and outstanding as of such date. After giving effect to our sale of common shares in this offering at the initial public offering price of $10.00 per share, and after deducting underwriting discounts and estimated expenses related to this offering, our pro forma as adjusted net tangible book value as of June 30, 2010 would have been $137.9 million, or $7.27 per share (assuming no exercise of the underwriters’ over-allotment option). This represents an immediate and substantial dilution of $2.73 per share to new investors purchasing common shares in this offering. Sales of shares by the Initial Shareholder in this offering do not affect our net tangible book value.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it from J.P. Morgan Securities LLC, Attention: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717 (Tel: 866-803-9204); Citigroup Global Markets Inc., Attention: Prospectus Department, Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, NY 11220 (Tel: 800-831-9146); Deutsche Bank Securities Inc., Attention: Prospectus Department, 100 Plaza One, Jersey City, New Jersey 07311 (Tel: 800-503-4611); or Wells Fargo Securities, LLC, Attention: Equity Syndicate Dept., 375 Park Avenue, New York, NY 10152 (Tel: 800-326-5897).